January 23, 2015

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Telephone Number: (202) 551-3720

Re:          Principal Solar, Inc.

Amendment No. 5 to Form S-1

Filed December 22, 2014

File No. 333-193058

Dear Ms. Ransom,

In response to your comment letter dated January 15, 2015, Principal Solar, Inc. (the “Company” or “Principal Solar”) has the following response. We have reproduced your comments for your convenience and have followed the comment with our response. References in this letter to “we,” “our,” or “us” means the Company or its advisors, as the context may require.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 73

Liquidity and Capital Resources, page 80

Acquisition of ISS 46, LLC (in progress), page 81

1. We note your disclosure that in November 2014 you entered into a purchase agreement with Innovative Solar Systems, LLC to acquire 100% of the membership interests in ISS 46, LLC in exchange for consideration of $6,280,000. You disclose that payment of the purchase price is to occur in a series of payments in accordance with the terms of the agreement and that $870,000 has been paid to date. You also disclose that the transaction is expected to close no later than June 3, 2015. Based on the information provided, this acquisition appears to exceed the 50% level of significance. Please tell us what consideration you gave to providing historical financial statements of the business to be acquired and pro forma financial information giving effect to the proposed transaction in your registration statement and how you determined such information either is or is not required. In your response, please tell us the nature of the material assets, liabilities, and any current revenue streams you expect to acquire in this transaction. Please refer to Rules 8-04 and 8-05 of Regulation S-X.

2700 Fairmont Street, Dallas, Texas 75201

Ph. 855.774.7799 • Fax: 855.774.7799

Securities and Exchange Commission

January 23, 2015

ISS 46, LLC ("ISS 46") is a non-operating legal entity formed in North Carolina on December 4, 2013, for the purpose of creating and holding a single, intangible asset for resale: a power purchase agreement with Duke Energy Progress, Inc. It does not have, nor has it ever had, any other assets, any liabilities, any employees, any revenues, or any operations of any kind. All expenses incurred to create the power purchase agreement were incurred in time periods prior to ISS 46's formation by its parent company, Innovative Solar Systems, who is not being acquired by Principal Solar, Inc. Based upon the foregoing, ISS 46, LLC is not a "business" for either reporting purposes (defined in S-X 210.11-01(d)) or accounting purposes (defined in SFAS 141R paragraph 3.d). As such, neither historical financial statements nor pro-forma statements are required pursuant to Regulation S-X 8-04 and 8-05.

The disclosure has been augmented to reflect the following (additions underlined):

In November 2014, the Company entered into a MIPA with Innovative Solar Systems, LLC, a solar developer operating primarily in North Carolina, to acquire ISS 46, owner of a 78.5mw AC solar project to be built in Hope Mills, North Carolina. ISS 46 holds a single and intangible asset, a 15-year PPA with Duke Energy Progress, Inc. ISS 46 does not have, nor has it ever had, any other assets, any liabilities, any employees, any revenues, or any operations of any kind. As such, ISS 46 is not a "business" as defined in the accounting literature, and it has no historical financial statements. PSI agreed to pay Innovative Solar Systems, LLC $6,280,000 for 100% of the membership interest of ISS 46 in a series of payments of approximately $300,000 per month between execution of the MIPA and the financial close (the point at which all project financing is arranged), and a balloon payment at financial close sufficient to having cumulatively paid 70% of the $6,280,000 price. The remaining 30% of the purchase price will be paid in installments of $150,000 per month through the project's commercial operation date. A total of $870,000 has been paid to date, and failure by the Company to make any of the future scheduled payments may result in the loss of all payments made through such date. The Company is working with engineering and construction firms on final designs, and the total cost of the project based upon the preliminary work is expected to be approximately $173 million. The Company is in discussion with multiple parties to provide the acquisition, construction, and permanent financing for the project, and no assurance can be given that adequate financing on terms acceptable to the Company will be obtained. Closing of the acquisition is expected to occur no later than June 3, 2015, and construction is expected to be completed in early 2016. Additional terms of the transaction and pertinent documents will be provided when the acquisition of ISS 46 closes.

Sincerely,

David N. Pilotte
Chief Financial Officer

cc: D. Grant Seabolt. Jr., Esq.

Seabolt Law Group

grant@seaboltlaw.com